EXHIBIT 16


                Schedule of Computation of Performance Quotations

     The average annual total return for the Fund for the period from inception May 1, 1997 to December 31, 1997 was 19.11% for the Individual Share Class and 19.31% for the Institutional Service Share Class. At December 31, 1997, the Institutional Share Class had not commenced operations.

     Each Fund's yield is computed by dividing its net investment income per share earned during a recent 30-day period by the maximum offering price (i.e. net asset value) per share on the last day of the period and annualizing the resulting figure. Net investment income per share is equal to the Fund's dividends and interest earned during the period, with the resulting number being divided by the average daily number of shares outstanding and entitled to receive dividends during the period.

     The  yield  earned  by the Fund  will be  calculated  using  the  following formula:
                                          6
                  Yield  =  2 [ ( a-b + 1 )  - 1 ]
                                  ---
                                  cd

Where:
     a = dividends and interest earned during the period.
     b = expenses  accrued for the period (after reductions).
     c = the average daily number of accumulation units outstanding  during the period.
     d = the maximum offering price per accumulation unit on the last day of the period.

NOTE: "a" has been calculated for stocks by dividing the stated dividend rate for each security held during the period by 360. "a" has been estimated for debt securities other than mortgage certificates by dividing the year-end market value times the yield to maturity by 360. "a" for mortgage securities, such as GNMA's, is the actual income earned. Neither discount nor premium have been amortized.

     "b" has been estimated by dividing the actual expense amounts by 360 or the number of days the Fund was in existence.

     A Fund's yield or total return may be compared to the Consumer Price Index and various domestic securities indices. A Fund's yield or total return and comparisons with these indices may be used in advertisements and in information furnished to present or prospective shareholders.

     From time to time, evaluations of a Fund's performance made by independent sources may be used in advertisements and in information furnished to present or prospective shareholders. According to the rankings prepared by Lipper Analytical Services, Inc., an independent service which monitors the performance of mutual funds, the Lipper performance analysis includes the reinvestment of dividends and capital gain distributions, but does not take sales charges into consideration and is prepared without regard to tax consequences.